Hi I'm Ranada Riley, and I am Diversity.

And we are at the UK Louie B Nunn Center for oral history today to have an interview with ranada Riley I am diversity unconscious bias oral history project and what is your career at the time executive chef and restaurateur early childhood and then we're going to bring you back up to the point where you are now so let's talk about your career with that later talk to us about you owning ranadas Bistro & Bar well I went to Ohio and twice about 15 and then my parents divorced and I moved here to Lexington Kentucky I went to Henry Clay High School 1989 graduate you know if I went from a school with like 80 graduating seniors to 527 graduating seniors and it was definitely so immediately went back to Portsmouth Ohio and went to Shawnee State University and started out in nursing school really yeah I'm about to throw this thing away from a nurse that you could possibly imagine I'm a cook good but and from there I went to school at the college there for a couple years and my father passed away my mother moved back to Lexington to be around her sisters and within a year I moved back to Lexington Then followed her started school here at University of Kentucky and became a phlebotomist and I was wondering why all of you know my friends were making so much more money than me I was working way too many hours and several of them were servers and bartenders and my girlfriend at the time I got me a job and started serving and absolutely loved it and made a lot more money you know and so I served and then they became a trainer and then a bartender and then a bar trainer and then assistant manager at Bella Notte here in Lexington Kentucky and that kind of started off The Culinary career so I started in the front of the house and I love it you know it was constant action and constant fun and you know good food good drinks laughter when everybody is having a good time you're right there at the at the partying and that just fired my mind and somebody got me into the back of the house of one of the managers there and I could I could trim and devein shrimp really quickly so I just kind of stay in the back of the house I loved it because it was a very crazy sense of humor a lot of profanity and great music and I'm like this is where I fit so that's that's what happened I was in 1996 what led to this now was you know I worked in corporate restaurants and just yeah I I I just learned as much as I could working a lot of different chefs different people got into the circuit of with the Sodexo going to different universities throughout the country and it like in Wichita State University UK Georgetown College and in University and down in Florida and work in her culinary department and it taught me a lot about catering and big parties and how to make food look pretty because you know people eat with her eyes before they ever take a bite and I learned a lot of that but I also learned about systems and you know proper belt you know everything from proper body mechanics and how to transform that into more of a local feel so did the whole circuit with like I said was Sodexo corporate large restaurants and there was just something missing if I was learning more and more and I'm taking all this information from all these people that I learned from you know I just ordered it and got an opportunity to work at Natasha's Bistro & Bar here in Lexington Virginia Williams and he gave me a shot and that was kind of a springboard within a couple months we were you know in the front page of the lifestyle section I remember the the food critic you're in the Lexington just raved over over some squash fritters that I made for brunch and I just ate that up I'm a person that loves immediate gratification when she loved that and she had to come out to at a boy just you know that just plain the plain the fire even more and the fire even more in June gave me free rein to create any kind of ethnic Cuisine that I wanted to to put out on a buffet for lunch and and the sales were tremendous they kept growing and growing and also Natasha's they had a lot of music you know and I started playing music when I was eight or nine years old so I'd always had a love for music you know I grew up in a family that are blue grass before it was really popular Bluegrass really cool music a great food had a great bar I start to learn about wines and bourbons and you know from there I got hired on at a country club or I could doesn't it as my first executive chef job and I could do anything I wanted it was a bank-owned golf course so any other restaurants at the bank sees the clothes I would go in and take their food so my menu was changing all the time it was like a great big episode of shop so I'll never forget when I got like two cases of escargot and I'm like what in the world am I ever going to do with it you know what do you know what he wants to eat snails so it just that's what fire did you know anyways to put all of the things together that I love you know my family like I said I grew up loving Bluegrass and art museums and food and so what happened was after Natasha's after after the golf course I had an opportunity to open Lexington Diner and we open that went through divorce lost that and I decided with the ranadas bistro and bar that it would it would entail you're able to embody everything that I love music food people culture you know great drinks local art live music all the things I was just basically I bring the party to me you know you work 70 80 hours a week you have to bring the party to you what better way to party right